[Symbotic Inc. Letterhead]

August 1, 2023

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Re:	Acceleration Request for Symbotic Inc.
Registration Statement on Form S-3 (File No. 333-273383)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Symbotic Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-273383 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, Eastern Daylight Time, on August 2, 2023, or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 of the Securities Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Robert W. Downes at Sullivan & Cromwell LLP at (212) 558-4312 or via e-mail at downesr@sullcrom.com.

Very truly yours,

Symbotic Inc.

By:	/s/ Corey Dufresne
	Name:	Corey Dufresne
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Robert W. Downes

(Sullivan & Cromwell LLP)